Exhibit 12

RATIO OF EARNINGS (DEFICIT) TO FIXED CHARGES

	Year Ended December 31,					Nine Months Ended September 30,
	2016	2015	2014	2013	2012	2017	2016
	(in thousands except for ratio)
Earnings
(Loss) income from continuing operations before income taxes	$(982,622)	$(1,480,885)	$400,744	$251,328	$98,199	$281,389	$(743,094)
Interest expense including capitalized interest	72,678	64,801	33,673	24,622	7,458	83,550	53,813

Income before fixed charges	$(909,944)	$(1,416,084)	$434,417	$275,950	$105,657	$364,939	$(689,281)

Fixed Charges
Interest expense	72,678	64,801	33,673	24,622	7,458	83,550	53,813

Total fixed charges	72,678	64,801	33,673	24,622	7,458	83,550	53,813

Earnings/fixed charge coverage ratio	N/A (1)	N/A (1)	12.9	11.2	14.2	4.4	N/A (1)

(1)	Earnings for the years ended December 31, 2016 and 2015 and the nine months ended September 30, 2016 were insufficient to cover fixed charges by $1.1 billion, $1.5 billion and $796.9 million, respectively.